Exhibit 99.22

Genetic Technologies Acquires EasyDNA

Melbourne, Australia, 19 July 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified Genomics and AI driven preventative health business advises that it has entered into an agreement to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation (GGC) and its associated brands trading as EasyDNA (‘EasyDNA’ or ‘EasyDNA Acquisition’), from BelHealth Investment Fund LP (‘BelHealth’), as majority owner for US$4 million in cash and scrip.

Highlights

●	Strategically, this Direct-to-Consumer acquisition provides Genetic Technologies the foundation to grow its portfolio of serious disease tests across well-established websites in 40 countries
●	In CY20 EasyDNA had total unaudited revenue of US$4.63 million through retail sales of its at-home DNA tests via its online sales
●	EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based laboratory tests with agreements with 12 laboratories in North America, AsiaPac and Europe
●	Under the terms of the agreement, GTG will acquire all of GGC and EasyDNA’s websites, brand identities, laboratory testing and distribution agreements associated with their EasyDNA business for US$4 million comprising of US$2 million in cash on completion, US$1.5 million paid in GTG ADRs and US$500k in cash to be held in escrow payable to BelHealth on the first anniversary of closing following conditions precedent being satisfied
●	EasyDNA revenue has grown by 11% in the last two years and GTG will target opportunities for further growth

GTG advises it has entered into an agreement to acquire the brand and distribution rights for EasyDNA from BelHealth. The EasyDNA Acquisition will provide GTG the platform to build its direct-to-consumer offerings and Lifestyle Division. This acquisition provides an established revenue stream with US$4.63 million in unaudited revenue for CY20 and a stable outlook for future growth and the ability to leverage existing direct-to-consumer marketing avenues for future product sales.

Revenue is received from the sale of test kits to customers via the network of websites. Tests are typically performed via an oral swab sent directly to the customer from external laboratory partners. The laboratory processes the tests and transmits the results to EasyDNA, with test results communicated to customers by email.

Simon Morriss, Chief Executive Officer of GTG said, “We are excited to announce the acquisition of EasyDNA. The strong alignment of this brand and platform with GTG’s planned expansion into lifestyle testing was critical to our decision to acquire the business of EasyDNA.

“Additionally, we look forward to integrating the EasyDNA team into our business and working closely with them to continue to build the existing product portfolio and brand recognition they have already achieved.”

The agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. EasyDNA revenue contributions are strongly weighted to five countries: Australia, UK, France, Canada and the USA, where it received 68% of its CY20 revenue with the UK as the largest market contributing 20% of total revenue. EasyDNA has current agreements with 12 NATA and associated international certified laboratories.

Additionally, GTG will be onboarding the existing team, retaining the skills and expertise of EasyDNA’s employees based in Malta and Australia. This includes the retention of Kevin Camilleri, founder and CEO of EasyDNA, who will be heading up GTG’s Direct to Consumer Division following the completion of the acquisition. Except for this, no changes will be made to the GTG board and key management personnel.

The acquisition will initially form the majority of this business segment and provides GTG with the required sales and marketing experience to drive forward with the current products and any potential future products to be introduced.

Under the terms of the agreement, GTG will acquire 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price comprising upfront consideration of US$2 million plus US$1.5 million in GTG ADRs. The number of ADRs to be issued will be calculated based on 30-day Volume Weighted Average Price (VWAP) of the ADRs on the NASDAQ for the 30 days prior to and including the completion date of the agreement (‘Consideration ADRs’). The issue of new ordinary shares underlying the Consideration ADRs will represent 2.3% of the issued share capital and will be issued under GTG’s Listing Rule 7.1 capacity. An additional US$500k cash consideration will be held in escrow for up to 12 months and paid subject to the completion of conditions precedent1.

1 Conditions precedent incorporate receipt of all standard documentation and statements of consent from all parties, no material change to the business or financial situation, no breach of warranty; receipt of all employment contracts; confirmation of signing all agreed contracts and confirmation of no legal proceedings.

The total cash consideration of US$2.5 million will be funded from GTG’s existing cash reserves. The scrip component ensures long-term alignment for GTG and will be subject to a lock-up agreement for the first six months following their issuance. The Consideration ADRs are subject to a lock-up agreement whereby BelHealth’s will not be able to trade in GTG securities for six months after completion.

The transaction is subject to satisfying customary closing conditions. It is anticipated that these conditions will be met on or before 31 July 2021.

GTG will continue to assess further acquisition targets with a focus on assets that enhance its core platform offerings; extend its product offering; open access to new customers; and expand its position in key geographic markets.

-END-

Authorised for release to ASX by the Board of Genetic Technologies Limited

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

About EasyDNA

EasyDNA was established in 2007 in Malta and 2008 in Australia developing an online network of over 70 websites in over 40 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances.

About BelHealth Investment Fund LP

BelHealth Investment Partners is a healthcare private equity firm focused on lower middle market companies with a unique combination of investing, executive management and entrepreneurial experience. BelHealth acquires majority positions in entrepreneur-owned companies that it believes would benefit from its extensive operating and private equity investment expertise. BelHealth partners with executives and provides growth and expansion expertise both organically and through add-on acquisitions, capital to fund its investment strategy, and domain knowledge in targeted healthcare sectors.